FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

99.1	Press Release, dated July 24, 2014, with respect to Celestica Inc.’s financial results for the quarter ended June 30, 2014

The information furnished in this Form 6-K is not incorporated by reference into Celestica Inc.’s outstanding registration statements filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: July 25, 2014	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 24, 2014, with respect to Celestica Inc.’s financial results for the quarter ended June 30, 2014